Exhibit 1.7

For Immediate Release ▶ ▶ ▶ Sept. XX, 2004	For More Information ▶ ▶ ▶ Lauren Ceradini Articulate Communications Inc. 212.255.0080, ext. 18 lceradini@articulatepr.com

PEZ Candy Signs Sweet Deal with Enterprise Solutions from Ross Systems

Renowned Candy Manufacturer and American Icon to Implement Ross’ iRennaissance
to Streamline Manufacturing and Distribution Processes

ATLANTA — Sept. 21, 2004 — Ross Systems, Inc. (“Ross”), a software unit of chinadotcom corporation (NASDAQ: CHINA), today announced that PEZ Candy, Inc., creator and manufacturer of world-renowned interactive candy, has licensed iRenaissance for its supply chain management applications. PEZ Candy will deploy iRenaissance throughout its state-of-the-art production facility in Connecticut to improve forecasting, production planning and operational visibility, enabling them to improve order fulfillment and customer service while increasing manufacturing efficiencies.

For more than 50 years, PEZ Candy has been an integral part of American popular culture and continues to be enjoyed by generations of people. Known for its cartoon-head dispensers, PEZ has become a collectable item popular among kids and adults alike. As a result of its universal appeal, the ‘fun to eat’ candy is marketed through supermarkets, mass merchandisers, variety stores, drug stores, convenience stores, toy chains and gift stores throughout the United States as well as more than 60 countries worldwide.

“With a strong consumer following for decades and more than three billion PEZ candies consumed by Americans annually, it is important for us to provide our avid supporters with quality candies that they can enjoy all of the time,” said Lou Falango, CFO of PEZ Candy. “Ross best suits our unique business needs, providing better control, planning, forecasting and overall improved visibility into our finished goods inventory.”

Prior to Ross, PEZ utilized thousands of spreadsheets to coordinate business transactions that were not effectively managed by their legacy system. The company lacked the efficiency of a single system of record capable of handling financials, forecasting and budgeting across its enterprise. Choosing Ross’ enterprise solution to support its manufacturing and operations process management, distribution and financial transactions, PEZ will replace its legacy system and use its new-found enterprise-wide visibility to tighten controls on raw materials procurement and speed production efficiencies, while improving customer service.

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Global Headquarters ▶ Ross Systems, Inc. ▶ Two Concourse Parkway, Suite 800 ▶ Atlanta, GA 30328 ▶ USA
www.rossinc.com ▶ +1 770.351.9600

Ross Systems Signs Sweet Deal with PEZ Candy	Page 2

“For companies like PEZ that produce and distribute products to everyone from mom-and-pop stores to Wal-Mart, having the ability to exact better controls over supply chain visibility is critical,” said Rick Marquardt, president of North American Operations at Ross. “With iRenaissance, PEZ will have the ability to respond to the wide variety of services and fulfillment expectations from their customers, and at the same time, uncover hidden opportunities for operational cost reduction and profit growth.”

About PEZ Candy, Inc.

An integral part of the American scene for approximately 50 years, PEZ Candy continues to be enjoyed by generations of Americans. PEZ was first marketed as a compressed peppermint candy over 70 years ago in Vienna, Austria. The name PEZ was derived from the German word for peppermint...PfeffErminZ. Today, over 3 billion PEZ Candies are consumed annually in the U.S.A. alone. With great tasting flavors and collectable dispensers, PEZ is more than just a candy...it’s the pioneer of “interactive candy” that is both enjoyable to eat and fun to play with. PEZ Candy is manufactured in Orange, Connecticut by PEZ CANDY, INC. and marketed along with other unique confectionery products through supermarkets, mass merchandisers, variety stores, drug stores, convenience stores, toy chains and gift stores throughout the U.S.A. Available around the world in more than 60 countries, PEZ Candy and Dispensers truly have universal appeal.

About Ross Systems

Ross Systems, Inc., a software unit of chinadotcom corporation (NASDAQ: CHINA), delivers innovative software solutions that help manufacturers worldwide fulfill their business growth objectives through increased operational efficiencies, improved profitability, strengthened customer relationships and streamlined regulatory compliance. Focused on the food and beverage, life sciences, chemicals, metals and natural products industries and implemented by more than 1,200 customer companies worldwide, the company’s family of Internet-architected solutions is a comprehensive, modular suite that spans the enterprise, from manufacturing, financials and supply chain management to customer relationship management, performance management and regulatory compliance. For more information, visit www.rossinc.com.

About chinadotcom corporation

chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) is a leading integrated enterprise software and mobile applications company focused on China and internationally. The company has over 1,600 employees with operations in over 14 countries.

For more information about chinadotcom corporation, please visit the website http://www.corp.china.com.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. Factors that could cause actual results to differ materially from those anticipated in the forward looking statements include, quarterly fluctuation of software product license revenue, weakening of customer demand for enterprise systems, maintenance of a minimal backlog, and uncertainty of demand for new product offerings.

Further information on risks or other factors is detailed in filings or submissions with the United States Securities and Exchange Commission made by our parent, chinadotcom corporation, including its Annual Report for the year ended December 31, 2003 on Form 20-F/A filed on July 8, 2004. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

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